July 11, 2006

US Securities and Exchange Commission

Washington, D.C.

20549

Attention:	George F. Ohsiek, Jr.

Branch Manager

Dear Sir:

Re: Clearly Canadian Beverage Corp. - File# 000-15276

With reference to your letter dated January 12, 2006, the following are our comments relating to your review of our Form 20-F for the fiscal year ended December 31, 2004 filed on June 30, 2005, and our Form 20-F/A for the fiscal year ended December 31, 2004 filed on October 12, 2005. For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

Form 20-F for Fiscal Year ending Dec 31, 2004

Item #5, Operating and Financial Review and Prospect - page 22

Results of Operation, page 24

1.	The Company will provide detailed discussion on all periods presented in its financial statements in all future filings.
2.

In future filings, when the Company describes two or more business reasons that contributed to a material change in a financial statement line item between periods, the Company will quantify the extent to which each reason contributed to the overall change in that line item.

Selected Annual Information, page 26

3.

The write down of distribution rights is not directly associated with net sales, gross profit or expenses on products sold. The distribution rights are an intangible asset similar to goodwill. This asset had no value as of December 31, 2005 and was written off during the year ended December 31, 2005.

The disclosure with respect to the write down of property, plant and equipment of $721,000 relates to property having a water source (Blue Mountain Springs) that was never used in operations. This property was purchased as an alternative source of water for the Company’s products should the need arise. This property has been the subject of litigation [Refer to legal Proceedings – Note 15 (d)] and a notice has been filed against title to a portion of the property to the effect that title to the property may be affected by the outcome of the litigation. It would be difficult for the Company to sell that portion of the property until the litigation has been finally resolved and the notice on title has been removed. Upon final resolution of the litigation, the Company may consider a sale of the property for its fair value at the time.

Both the write down of the distribution rights and the Blue Mountain Springs property are non-recurring, extraordinary items that are not related to the day to day operations of the Company. The Company believes that these write downs give the reader a fair basis upon which to compare the Company’s results to the financial results of other beverage companies.

CLEARLY CANADIAN	2267 - 10th Avenue W	Telephone	(604) 742-5300	TOLL FREE IN U.S.A.
1-800-663-5658

BEVERAGE CORPORATION         Vancouver, BC V6K 2J1Facsimile(604) 742-5301TOLL FREE IN CANADA1-800-663-0227

Liquidity and Capital Resources, Page 26

4.

In future filings where the Company provides discussion and analysis of cash flows, it will ensure that such discussion is not merely a recitation of changes that are otherwise evident from the financial statements.

Contractual Obligation, Page 27

5.

The Company will revise its contractual obligations table in future filings to include estimated interest payments on its debt, if material. If the Company should for some reason choose not to include these payments, it will include a footnote to the table clearly identifying the excluded item and providing any additional information that is material to an understanding of its cash requirements.

Item 15. Controls and Procedure, Page 3

6.

The Company has revised its discussion of its disclosure controls and procedures to speak both to the design and the operation of its disclosure controls and procedures. The Company has revised its discussion of disclosure controls and procedures, which appears at page 2 of the Form 20F/A filed herewith (the “Amendment”), to provide as follows:

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2004. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s president, who is both our principal executive officer and our principal financial officer. Based upon that evaluation, our company’s management concluded that our company’s disclosure controls and procedures are effective.

There have been no changes in our company’s internal controls over financial reporting that occurred during our most recent fiscal year that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our company’s principal executive officer and our principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Item 18 Financial Statements, page 3

Notes to Consolidated Financial Statements, page 12

Note 2. Summary of Significant Accounting Policies, page 12

7.

On September 8, 2005, the CICA issued Emerging Issue Committee 156 Accounting by Vendor for Consideration Given to Customer (Including a Reseller of the Vendor Products (EIC-156). EIC-156 sets out the CICA interpretation of Canadian GAAP with respect to accounting for consideration given by a vendor to a customer (including a reseller of the vendor’s products). Specifically, these types of payments are considered to be a reduction of revenue when recognized in the vendor’s income statement. The

CLEARLY CANADIAN    2267 - 10th Avenue WTelephone (604) 742-5300TOLL FREE IN U.S.A. 1-800-663-5658

BEVERAGE CORPORATION         Vancouver, BC V6K 2J1Facsimile(604) 742-5301TOLL FREE IN CANADA1-800-663-0227

Company’s prior policies, with respect to these types of payments, was to characterize them as an element of promotion and selling cost. As required, the Company has adopted EIC-156 on January 1, 2006 and has reclassified prior periods for comparative purposes.

This will be disclosed in future filings.

Note 3. Change in Accounting Policies, page 16

The comprehensive standard on stock-based compensation approved in the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 requires the use of the fair value method for accounting transactions with employees and non-employees, which is consistent with the US GAAP Accounting Policy for stock based compensation (FAS 123). The CICA standard, like the U.S. GAAP standard used the fair value method for transactions with employees and non-employees. Companies following the CICA standard contained in Section 3870 of the CICA Handbook, like companies following FAS 123, report the results using the fair value method for awards issued to employees and non-employees on net income and earnings per share through disclosure in the notes to the financial statements. There are no difference between the Canadian GAAP standard and FAS 123.

Note 6, Balance Sheet Components, page 17

8.

As of December 31, 2004, the Company treated its Formosa, Ontario property as a current asset held for sale. The Company entered into an agreement with Mr. Rex McClory of Dea Lis Mann Trucking on February 23, 2003 to sell the Formosa property for $750,000 CDN, with closing of the transaction to occur on May 2, 2003. There were several delays in closing, and on July 30, 2003 the Company advised Mr. McClory that he was in breach of the purchase and sale agreement for failing to complete the agreement on the closing date. Thereafter, the Company considered other sale prospects and ultimately listed the property for sale with Coldwell Banker on December 2, 2003, for a listing price of $750,000 CDN. The listing generated a few offers in the range of $650,000 CAD during 2004, but none of these offer were accepted by the Company. Through the end of 2004 and into 2005, the Company continued to receive indications of interest for purchase of the Formosa property through the listing with Coldwell Banker.

In light of the expected closing of the sale to Mr. McClory and the subsequent interest in the property experienced after listing the same with Coldwell Banker, the Company treated the sale of the Formosa property as being a current asset for sale as of December 31, 2004.

Under SFAS 144, paragraph 30, the Company met all of the conditions to classify the asset for resale as of December 31, 2004.

The asset that was reclassified for resale was valued for $415,000 USD as of December 31, 2004. The exchange rate in effect on December 31, 2004 was $1.2036 USD to $1.00 CDN, and the CDN$ equivalent at that rate of exchange is $499,500, which is less than what the Company received in offers for the property during 2003 and 2004. The Company believes that there is no impairment loss as of December 31, 2004 and September 30, 2005.

Accounts Payable and Accrued Liabilities, page 19

9.

The Company expenses the costs of print, radio, television and other advertisements as of the first date the advertisements take place. Advertising costs are included in selling, general and administrative expenses. Advertising cost for the year ended December 31, 2004 were $1,493,213 (compared to $1,461,842 for the year ended December 31, 2003). As of December 31, 2004, advertising costs of approximately $534,000 were recorded in accounts payable in the Company’s consolidated balance sheets.

CLEARLY CANADIAN    2267 - 10th Avenue WTelephone (604) 742-5300TOLL FREE IN U.S.A. 1-800-663-5658

BEVERAGE CORPORATION         Vancouver, BC V6K 2J1Facsimile(604) 742-5301TOLL FREE IN CANADA1-800-663-0227

The accrued amount is an estimate of the amounts spent on advertising our products by our trade partners (customers) who have communicated the approximate invoice cost of advertising but have not yet invoiced us for these amounts. The accrual amounts are posted to trade A/P once matched with an invoice. Current management has reviewed our internal financial policies and procedures regarding calculation of the accrual for these types of expenses. Based on this assessment we presently believe that the accrual estimates are sufficiently accurate that we expect to delete specific reference to such accruals in our future filings.

Short-Term Debt, page 19

10.	The Company has reviewed the accounting for 2,135,000 shares issued in this short term debt financing both internally and with its current auditors.

Canadian GAAP essentially provides in circumstances such as this that the stock issued is to be valued based on either the consideration received by the Company, or the fair value of the stock issued, whichever is the more apparent. The position taken by the Company and its officers at the time was that the consideration received was the most apparent, that being a discount of approximately 4.5% on the coupon interest rate on the debt. Admittedly this discount factor in itself was subjective given the company’s financial state at that time. However, because the discount was for short term debt, the absolute value of the consideration received was accordingly low in comparison to the number of shares issued times their market value. In summary, we now believe that the above approach was not the best alternative in this situation give the short value-life of the discount.

As a result of the Company’s review, and after consultation with the Company’s current auditors, the Company intends to record a prior period adjustment for this 2004 transaction in its 2005 financials. The 2004 financial statements presented for comparative purposes will be restated to reflect an increase to capital stock, with a corresponding increase in the same amount to the loss for the year in 2004. The amount of the Canadian GAAP adjustment will result in reflecting the issuance of the stock based on its fair value at the time.

Note 19, Reconciliation to Accounting Principles Generally Accepted in the United States of America, page 33

11.	In future filings, the Company will disclose U.S. GAAP accounting pronouncements in accordance with SAB Topic 11M.
12.	In future filings, the Company will disclose revenue from carbonated and non-carbonated products.

Item 19, Exhibits and Index, Page 37

13.

The Company’s Form 20-F for the year ended December 31, 2004 was filed on June 30, 2005. This filing included, as an exhibit, the consent of Price Waterhouse Coopers LLP, the Company’s auditors, to the inclusion of their audit report dated February 10, 2005 (except as to Note 20, which was dated February 17, 2005), related to the Company’s consolidated financial statements for the year ended December 31, 2004, in the Company’s Form S-8 Registration Statement (Registration No. 333-100743). This consent was included as an exhibit to the Form 20-F as the result of an error. Also due to error, the June 30, 2005 filing of the Company’s Form 20-F inadvertently excluded both Price Waterhouse Coopers LLP’s Report related to the Company’s consolidated financial statements for the year ended December 31, 2004, and the financial statements, themselves. On October 12, 2005, the Company filed Form 20-F/A to rectify this error, including both the Company’s consolidated financial statements for the year ended December 31, 2004 and Price Waterhouse Coopers LLP’s audit report thereon. No consent from the auditors to the inclusion of their audit report in the Form 20-F/A was required, which is why none was attached as an exhibit to the Form 20-F/A.

CLEARLY CANADIAN    2267 - 10th Avenue WTelephone (604) 742-5300TOLL FREE IN U.S.A. 1-800-663-5658

BEVERAGE CORPORATION         Vancouver, BC V6K 2J1Facsimile(604) 742-5301TOLL FREE IN CANADA1-800-663-0227

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F filed June 30, 2005, its Form 20-F/A filed October 12, 2005, and in this letter;
•	staff comment or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have regarding the Amendment or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604.742.5300.

Yours truly,

CLEARLY CANADIAN BEV ERAGE CORPORATION

/s/ Brent Lokash

Brent Lokash

President

CLEARLY CANADIAN                                 2267 - 10th Avenue WTelephone (604) 742-5300TOLL FREE IN U.S.A. 1-800-663-5658

BEVERAGE CORPORATION                                Vancouver, BC V6K 2J1Facsimile(604) 742-5301TOLL FREE IN CANADA1-800-663-0227